*AB 3/2

10027817

UN
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [illegible]

8-3368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 300
(No. and Street)

Boston, MA (City) (State) 02109-4069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hunnibell Kennedy 617/542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Company CPA
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue (Address) Cranston (City) RI (State) 02920 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2010

OATH OR AFFIRMATION

I, Kristin H. Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Arthur W. Wood Company, Inc. and Subsidiary,

of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONALD P. McCARTHY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 26, 2015

Notary Public

Signature: Kristin H. Kennedy

Title: Sr. V. President

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENT

December 31, 2009

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RI 02920
(401) 738-6200
FAX (401) 738-6223

NITA J. SHAH, MBA, CPA

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arthur W. Wood Company Inc. and Subsidiary as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

February 19, 2010

Shah & Company

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 15,481
Deposit with clearing organization	50,000
Receivables - brokers and dealers	52,229
Securities owned	1,500
Furniture and office equipment, at cost, less accumulated depreciation of $5,306	8,367
Other assets, including deferred income taxes of $180,720	216,338
	$ 343,915

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable	$ 912
Accrued expenses and other liabilities	100,898
	101,810
Stockholders' equity	
Common stock, $50 par value; 2,000 shares authorized and issued, 740 shares outstanding	100,000
Additional paid-in capital	269,323
Retained earnings	56,666
	425,989
Less common stock in treasury, 1,260 shares at cost	(183,884)
Total Stockholders' Equity	242,105
	$ 343,915

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. The Company accounts for its treasury stock transactions under the cost method. At December 31, 2009, on average-cost basis, 1,260 shares valued at $145.94 are in treasury stock.

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary for the purpose of holding the license required by the state of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Company, Inc.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation - The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with AICPA Audit and Accounting Guide, Brokers and Dealers in Securities.

Cash and cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2009.

Revenue recognition - Securities transactions with related revenues and expenses are recorded on a settlement date basis, which are generally three business days after trade date. If revenues and expenses were recognized on a trade date basis, it would not be materially different.

Fair value of financial instruments – At December 31, 2009, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts that approximate such values as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (CONTINUED)

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $1,808 and accumulated depreciation as of December 31, 2009 was $5,306.

Use of estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: PERSHING LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary has an agreement with Pershing LLC. (Pershing). Under this agreement, Pershing clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notified Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: LOANS TO SHAREHOLDERS

At year ended December 31, 2009, the loan receivable from officers totaled $11,550. These loans are short-term loans, bearing 2 percent interest to be paid back by December 31, 2010.

NOTE 4: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2009, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 5: LEASE COMMITMENTS

The Company has entered into a 5-year contract to lease Boston office space beginning March 1, 2008. The Company also leases office space in Maine on a month-to-month basis for an annual rent of $5,400. The Company subleases a portion of its Boston office space on a month-to-month basis having rental income of $13,563 for the year. The net rental expense was $147,801 for the year ending December 31, 2009.

The Company has leased equipment with monthly payments of $561. The total lease expense under these agreements for year ending December 31, 2009 was $4,995.

The Company has obligations under operating leases for annual rentals for office space and equipment at December 31, 2009 as listed below:

Year Ending December 31	
2010	$ 174,296
2011	175,061
2012	174,379
2013	28,904
	$ 552,640

NOTE 6: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefit. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2009 the Company has an unused net operating loss of approximately $426,671 for federal and $327,032 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the year ending December 31:

Federal		State	
2019	54,211	2010	35,110
2020	78,335	2011	26,120
2021	27,140	2012	37,188
2022	38,208	2014	228,614
2024	228,777		

NOTE 6: INCOME TAXES - (CONTINUED)

The provision for (benefit of) income taxes for the year ended December 31, 2009 consist of the following:

Current:	
Federal	$ -
State	669
Total Current	$ 669
Deferred:	
Federal	$ 76,326
State	21,550
Total Deferred	97,876
Total provision for (benefit of) taxes	$ (97,207)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2009.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $18,187 which was $11,400 in excess of its required net capital of $6,787. The Company's net capital ratio was 5.60 to 1.

NOTE 8: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing LLC, a clearing agent, on a fully disclosed basis.

NOTE 9: SUBSEQUENT EVENT

Subsequent events were evaluated through February 19, 2010, which is the date the financial statements were available to be issued. One of the stockholders paid Company's expenses in the amount of $115,000 during the year as his capital contribution to the Company. The Board of Directors has recognized his capital contribution at year ended December 31, 2009 and will officially approve in the upcoming board meeting, March of 2010, to issue him 115 shares from treasury. This transaction has been reflected in this financial statement in expenses as well as in stockholders' equity.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2009

NOTE 10: S.E.C. FORM X-17A-5

The Statement of Financial Condition filed pursuant to Rule 17A-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Company and at the Boston Regional Office of the Commission.